UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission File Number 001-07845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED

STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED

NO. 1 LEGGETT ROAD

CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

LEGGETT & PLATT, INCORPORATED

STOCK BONUS PLAN

EIN 44-0324630 PN 004

December 31, 2010 and 2009

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Leggett & Platt, Incorporated Stock Bonus Plan

Carthage, Missouri

We have audited the accompanying statements of net assets available for benefits of Leggett & Platt, Incorporated Stock Bonus Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Leggett & Platt, Incorporated Stock Bonus Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD LLP

Joplin, Missouri

June 21, 2011

Federal Employer Identification Number: 44-0160260

Leggett & Platt, Incorporated

Stock Bonus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2010	2009
ASSETS

Investments, at fair value	$111,048,468	$101,314,936
Cash	21,318	26,506

Receivables
Company contributions	1,379,920	1,394,927
Participant contributions	18,003	17,532
Accrued investment income	994,855	980,882
Due from broker	—	15,190

Total receivables	2,392,778	2,408,531

Total assets	113,462,564	103,749,973

LIABILITIES

Due to broker	16,150	39,084

Total liabilities	16,150	39,084

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	113,446,414	103,710,889
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(129,094)	116,678

NET ASSETS AVAILABLE FOR BENEFITS	$113,317,320	$103,827,567

The accompanying notes are an integral part of these financial statements

Leggett & Platt, Incorporated

Stock Bonus Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,

	2010	2009
Additions
Investment income
Net appreciation in value of investments	$11,257,685	$24,108,167
Dividends and interest	4,231,561	4,138,818
Other	25,413	—

Net investment income	15,514,659	28,246,985

Contributions
Company	2,666,694	2,789,548
Participant	3,026,248	3,039,709
Rollovers	3,805	—

Contributions	5,696,747	5,829,257

Net additions	21,211,406	34,076,242

Deductions
Benefit payments	11,704,879	14,744,305
Administrative fee	16,774	16,396

Total deductions	11,721,653	14,760,701

Net increase	9,489,753	19,315,541

NET ASSETS AVAILABLE FOR BENEFITS

BEGINNING OF YEAR	103,827,567	84,512,026

END OF YEAR	$113,317,320	$103,827,567

The accompanying notes are an integral part of these financial statements

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE A - DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) Stock Bonus Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of L&P, certain subsidiaries and affiliates who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan qualifies as an Employee Stock Ownership Plan (ESOP).

Eligibility of Employees

Eligible employees are defined as non-bargaining employees at branches covered by the Plan or employees who are members of a collective bargaining unit, the representatives of which have successfully bargained for inclusion in the Plan. Eligible employees can begin participation in the Plan on the first day of January or July following the completion of one year and 1000 hours of service. The contribution formula that applies to a participant is determined by the participant’s compensation in the year immediately preceding the current year.

Employees considered “highly compensated” under Section 414(q) of the Internal Revenue Code of 1986 (IRC) are not eligible to participate.

Contributions

The Plan has two contribution formulas. Which formula is applicable is determined by the amount of the participant’s compensation, as defined by the Plan, in the year preceding the first year of eligibility. Under Formula 1, L&P’s matching contribution is 50% of the participant’s deferral amount up to 6% of compensation in excess of a stated annual amount. The stated amount is established each year. Under Formula 2, L&P’s matching contribution is 50% of the participant’s deferral amount up to 2% of compensation. Participants should refer to the Summary Plan Description for detailed information regarding these contribution formulas.

For both the years ending December 31, 2010 and 2009, employee contributions are subject to limitations described within the IRC. For the year ended December 31, 2010, employee contributions consisted of cash contributions of $622,374 and contributions of common stock of $2,403,874. For the year ended December 31, 2009, employee contributions consisted of cash contributions of $621,774 and contributions of common stock of $2,417,935.

Additionally, for any year in which certain profitability levels have been attained, as defined by the Plan, L&P may make an additional discretionary contribution in an amount not to exceed 50% of participants’ contributions during such year. Company contributions, when made, are primarily in the form of common stock.

For the year ended December 31, 2010, employer contributions consisted of cash contributions of $680,401 and contributions of common stock of $1,986,293. For the year ended December 31, 2009, employer contributions consisted of cash contributions of $596,993 and contributions of common stock of $2,192,555.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE A - DESCRIPTION OF PLAN - CONTINUED

The Plan is designated as a pre-tax plan for employee contributions.

A participant may sell some or all existing whole shares of L&P stock acquired through employee contributions and invest the proceeds in the other investment options offered by the Plan. After completion of three years of service, participants can also diversify the investment of some or all of the shares acquired through employer contributions.

Participants who are entitled to diversify their existing shares under these rules may also elect to diversify future participant and employer contributions. If such an election is made, future contributions will be invested directly in the other investment options offered by the Plan, rather than in L&P stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings.

Vesting and Distributions

Participants are always 100% vested in their employee contributions and rollover accounts. The Plan has adopted a vesting method under which Company contributions will vest after the participant has completed three years of service. At December 31, 2010 and 2009, forfeited non-vested accounts totaled $312 and $67,354, respectively. These accounts will be used to reduce future employer contributions. Upon retirement, death or disability, participants or their beneficiaries are entitled to the full value of their account, including Company contributions. Upon termination of employment for other reasons, participants are entitled to receive the full value of their account representing participant contributions and the vested portion of their account representing Company contributions. In-service withdrawals are allowed by participants after reaching age 59 1/2. For participants with vested balances of $1,000 or less, payment of that amount will be completed as soon as reasonably practicable upon termination. Participants with balances more than $1,000 may elect to receive payment in regular annual installments for up to 15 years, a lump sum payment (made directly to participant or in the form of a direct rollover) or a combination of the two.

Plan Trustee

Wells Fargo Bank, N.A., the Plan trustee, as sole trustee of the Plan, holds all Plan assets and pays benefits in accordance with information submitted by L&P, the Plan administrator.

Administrative Expenses

Most administrative expenses incurred are paid by and reflected in the financial statements of the Plan. Any Company paid expenses are not reflected in the financial statements of the Plan.

Plan Termination

Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

The fair value of mutual fund and common stock investments is based upon quoted market prices as of the close of business on the last day of the year. These are classified within level 1 of the valuation hierarchy as the quoted price is in an active market.

Common trust funds are valued at the reported unit value, which is derived from the fair value of the underlying investments. These are classified within level 2 of the valuation hierarchy because the unit value is quoted on a private market that is not active, however, the unit value is based on underlying investments which are traded on an active market. See Note D for further information regarding the valuation hierarchy.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Contracts

The Plan holds an investment in the Wells Fargo Stable Return Fund G (Fund) at December 31, 2010 and in the Wachovia Diversified Stable Value Fund at December 31, 2009. The Fund invests in traditional, separate account, and general fixed maturity synthetic and constant duration synthetic guaranteed investment contracts (GICs). The Plan’s investment in the Fund is presented at fair value on the table of the investments held in the Plan (Note C).

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of investors. The total return of the segregated account assets supports the separate account GIC return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE B - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Synthetic GICs consist of a portfolio of securities owned by the Fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest rate of not less than 0%.

The Fund uses two primary crediting rate calculations for separate account and synthetic contracts. Both methods use current market value of underlying bonds, expected yield to maturity on underlying bonds, average duration of the portfolio, and the wrap contract value to calculate the interest crediting rate. The interest crediting rate is the incremental interest rate in excess of the expected bond yields required for the future value of the bond portfolio to equal the contract value at the termination of the wrap contract. The net crediting rate reflects fees paid to wrap (synthetic) contract issuers.

Primary variables impacting future crediting rates of separate account and synthetic GICs include the following: (i) current yield of the assets within the wrap contract; (ii) duration of the assets covered by the wrap contract; (iii) existing difference between the market value and contract value of assets within the wrap contract. Traditional fixed-rate GICs do not experience fluctuating crediting rates.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Fund documents or Fund’s administration; (ii) changes to Fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Fund or its merger with another fund; (iv) the failure of the Fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Fund, the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Fund or participating plans, and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund. At this time, the Fund does not believe that the occurrence of any such market value event which would limit the Fund’s ability to transact at contract value with participants is probable.

The GICs generally do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

	2010	2009
Average yield	2.38%	2.60%
Crediting interest rate at December 31	2.90%	3.37%
Fair value	$6,180,093	$5,404,417
Contract value	$6,050,999	$5,521,095

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE B - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Income Taxes

The Plan is a qualified tax-exempt plan under the IRC and, therefore, is exempt from federal and state income taxes. A favorable determination letter was received on December 30, 2005 for amendments dated January 2, 2004 and before. Amendments have been made to the Plan subsequent to that date. L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.

With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2007.

NOTE C - INVESTMENTS

The following investments represent 5 percent or more of the Plan’s net assets:

	December 31,
	2010	2009
Leggett & Platt, Incorporated common stock, 3,664,756 and 3,776,823 shares, respectively	$83,409,847	$77,047,189

Wells Fargo Stable Return Fund G	$6,180,093	$—

Wachovia Diversified Stable Value Fund	$—	$5,404,417

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2010	2009
Common Stock	$8,726,914	$20,146,525
Common Trust Funds	843,843	567,298
Mutual Funds	1,686,928	3,394,344

	$11,257,685	$24,108,167

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2010 and 2009 were $4,231,561 and $4,138,818, respectively.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE D - FAIR VALUE MEASUREMENTS

ASC Topic 820, Fair Value Measurements, specifies a fair value hierarchy and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The primary areas in which the Plan utilizes fair value measurements are valuing the Plan’s investments. See Note B for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments. The standard describes three levels of inputs that may be used to measure fair value:

•	Level 1: Quoted prices for identical assets or liabilities in active markets.

•	Level 2: Other significant inputs observable either directly or indirectly (including quoted market prices for similar securities, interest rates, yield curves, credit risk, etc.)

•	Level 3: Unobservable inputs that are not corroborated by market data.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$6,718,913	$—	$—	$6,718,913
Stock funds	4,248,005	—	—	4,248,005
Growth funds	1,990,278	—	—	1,990,278
Balanced funds	1,698,045	—	—	1,698,045

Total mutual funds	14,655,241	—	—	14,655,241

Common stock	83,409,847	—	—	83,409,847

Common trust funds	—	12,983,380	—	12,983,380

Total assets at fair value	$98,065,088	$12,983,380	$—	$111,048,468

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE D - FAIR VALUE MEASUREMENTS - CONTINUED

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds
Growth funds	$5,032,662	$—	$—	$5,032,662
Equity funds	3,692,918	—	—	3,692,918
Stock funds	3,505,790	—	—	3,505,790
Index funds	2,998,424	—	—	2,998,424

Total mutual funds	15,229,794	—	—	15,229,794

Common stock	77,047,189	—	—	77,047,189

Common trust funds	—	9,037,953	—	9,037,953

Total assets at fair value	$92,276,983	$9,037,953	$—	$101,314,936

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

Net assets (including investments and receivables) relating to nonparticipant-directed investments were approximately $286,000 and $300,000 as of December 31, 2010 and 2009, respectively. The significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	Year Ended December 31,
	2010	2009
Changes in Net Assets:
Net investment income	$41,000	$92,000
Company and participant contributions	120,000	119,000
Benefit payments	(15,000)	(34,000)
Net transfers to participant directed investments	(160,000)	(245,000)

	$(14,000)	$(68,000)

Nonparticipant-directed investments consist of common stock of L&P, the Plan sponsor.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE F - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

	December 31,
	2010	2009

Benefits paid to participants per the financial statements	$11,704,879	$14,744,305

Amounts allocated to withdrawing participants	—	(14,196)

Benefits paid to participants per Form 5500	$11,704,879	$14,730,109

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE G - PARTIES-IN-INTEREST TRANSACTIONS

At December 31, 2010 the Plan held units of participation in investment funds of Wells Fargo Bank, N.A. with a total fair value of $10,056,588. At December 31, 2009 the Plan held units of participants in investment funds of Wachovia Bank, N.A. with a total fair value of $7,148,574. The Plan held common stock of Leggett and Platt, Incorporated at December 31, 2010 and 2009 with a total fair value of $83,409,847 and $77,047,189, respectively. These transactions are allowable party-in-interest transactions under Section 408(b) (8) of ERISA and the regulations promulgated thereunder.

NOTE H - SUBSEQUENT EVENTS

The Plan was restated effective January 1, 2011. The restatement established that eligible employees may begin participation in the Plan on the first day of January or July following the completion of one year (and 1000 hours of service for part-time and temporary employees only).

Subsequent events have been evaluated through June 21, 2011, which is the date the financial statements were available to be issued.

NOTE I - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. The Plan’s exposure to these risks has been heightened because of the current economic environment. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially adversely affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The financial statements have been prepared using values and information currently available to the Plan.

Leggett & Platt, Incorporated

Stock Bonus Plan

EIN 44-0324630 PN 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issuer	(c) Description of investment	(e) Current value (1)

*	Leggett & Platt, Incorporated	Common stock	$83,123,847

*	Leggett & Platt, Incorporated	Common stock	286,000	#

*	Wells Fargo	Wells Fargo Stable Return Fund G	6,180,093

	Dodge & Cox	Dodge & Cox Stock Fund	4,248,005

*	Wells Fargo	Wells Fargo Enhanced Stock Market Fund	3,876,495

	Vanguard	Vanguard FTSE All World	3,341,727

	SSgA	SSgA US Bond Index NL Series	2,926,792

	Dreyfus	Dreyfus Midcap Index Fund	2,518,601

	American	American Growth Fund of America	1,990,278

	Dreyfus	Dreyfus Small Cap Stock Index Fund	858,585

	Vanguard	Vanguard Target Retirement Fund 2020	492,461

	Vanguard	Vanguard Target Retirement Fund 2025	383,527

	Vanguard	Vanguard Target Retirement Fund 2015	374,772

	Vanguard	Vanguard Target Retirement Fund 2010	150,876

	Vanguard	Vanguard Target Retirement Fund 2040	69,860

	Vanguard	Vanguard Target Retirement Fund 2035	60,371

	Vanguard	Vanguard Target Retirement Fund 2005	59,857

	Vanguard	Vanguard Target Retirement Fund 2030	57,832

	Vanguard	Vanguard Target Retirement Fund #308	39,873

	Vanguard	Vanguard Target Retirement Fund 2050	4,571

	Vanguard	Vanguard Target Retirement Fund 2045	4,045

	Total investments at fair value		111,048,468
	Adjustment from fair value to contract value for fully benefit-responsive investments contracts		(129,094)

	Total investments		$110,919,374

(1)	See Note B of Notes to Financial Statements regarding carrying value of investments.
*	Investments in securities of parties-in-interest to the Plan.
#	Represents non-participant directed investments. The cost basis of this investment approximated $232,000.

Exhibit List.

Exhibit 23	Consent of BKD, LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGGETT & PLATT, INCORPORATED STOCK BONUS PLAN

Date: June 22, 2011	By:	/S/ JOHN G. MOORE
John G. Moore
Senior Vice President – Chief Legal & HR Officer and Plan Administrative Committee Chair

EXHIBIT INDEX

Exhibit No.	Document Description

Exhibit 23	Consent of BKD, LLP